FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               27 January, 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 02 and Siemens IP Contract sent to the London Stock Exchange on 27 January, 2005 press release

PR0504

                         O2 BUILDS TOWARDS AN 'ALL IP'
                       DIGITAL, MOBILE MULTIMEDIA NETWORK

Released: 27 January 2005

O2's plan to build towards an all Internet Protocol (IP) digital mobile multimedia core network has moved forward today with the selection of the Siemens Communications Group, to deliver the latest IP Multimedia Subsystem
(IMS) across the Group

The new system will form part of an O2-wide two-year programme to implement technology to enhance customer experience. The O2 programme covers:

   -the introduction of compelling mobile internet services across a range of devices through the NTT DoCoMo partnership by end of this year

   -roll-out of mobile broadband delivered via super-fast 3G network based on HSDPA technology during 2005, and Group-wide in 2006

   -the combination of mobile and IP to deliver instant and interactive multimedia services

   -customer trials of multi-channel mobile TV content via DVB-H in Spring
    2005

Starting later in 2005, IMS-based services will be progressively rolled out across O2's businesses as part of a two-year programme. This technology will significantly enhance the customer experience of existing text, picture and video messaging services by enabling individuals and groups of users to establish an automated connection to instantly share content and interact in real-time.

Customers will also be able to choose from a range of new multimedia applications, such as enhanced instant messaging, push-to-talk and push-to-watch services, combined chat and picture messaging as well as sharing folders comprising contacts, music, games, videos and pictures. The push-to-talk service will be based on open standards and will utilise the IMS service support functions.

Available through a single user interface, each application will be 'presence' enabled, which means that a user can see if one or more intended recipients are 'in', when they might become free and, if desired, what kind of mood they are in. IMS will work over 3G and GPRS (2.5G) mobile data networks and complements O2's introduction of Europe's first commercial deployment of HSDPA (high-speed downlink packet access) technology, this summer, on the Isle of Man.

The system provides a foundation for additional advanced IMS services such as voice over IP and 'rich call' - the ability for users to seamlessly combine voice, video and data services. For example, during a call, a user could send a picture or video clip they have taken with their phone whilst continuing to talk. They could also simultaneously send a text and play an interactive, multiplayer game like chess or battleships.

Dave Williams, chief technology officer, O2, said: "The last year has been about browsing web pages and downloading games and ring-tones as well as sending and receiving text and picture messages. The focus over the next couple of years will be on enhancing those services, making them more instant and interactive, and delivering them more cost effectively.

"Today's announcement supports O2's plans to develop an 'all-IP' multimedia communications infrastructure by 2007. This will help stimulate new mobile data revenue streams as well as drive down ongoing operational costs by eliminating duplication across current multiple service specific networks and creating a single multi-service hub."

The Siemens IMS solution - called IMS@vantage - can be used with any packet-based mobile access technology such as GPRS, 3G and in conjunction with fixed networks and wireless LANs. IMS@vantage enables functions such as single sign-on registration, authentication, session set-up, security and unified billing across a range of applications and such offers fast deployment of new services coupled with significant operational cost savings against today's more piecemeal approach.

                                    - ends -

mmO2
mmO2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns mmO2 Airwave - an advanced, digital emergency communications service. In addition, mmO2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 23 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 24% of total service revenues in the quarter ending 31 December 2004.

Siemens Communications
Siemens Communications is one of the largest players in the global telecommunications industry. Siemens is the only provider in the market that offers its customers a full-range portfolio, from devices for end users to complex network infrastructures for enterprises and carriers as well as related services. Siemens Communications is the world's innovation leader in convergent technologies, products and services for wireless, fixed and enterprise networks. It is the largest Group within Siemens and operates in more than 160 countries around the world. In fiscal 2004 (year-end September 30), its 60,000-strong workforce posted sales of approximately 18 billion euros.
More about Siemens Communications at http://www.siemens.com/communications

David Nicholas Simon Gordon
Director of Communications Press Relations Manager mmO2 plc mmO2 plc david.nicholas@o2.com simon.gordon@o2.com t: +44 (0)7715 759176 t: +44 (0)771 007 0698

Florian Kreutz
Siemens AG
Group Communications - Press Department Networks
Florian.Kreutz@siemens.com
Phone  +49 89 636 37678


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 January 2005                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary